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                                                                   EXHIBIT c(3)

                               December 18, 1995


CONFIDENTIAL
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Biszantz Consulting, Inc.
P.O. Box 755
Rancho Santa Fe, CA 92067



Gentlemen:

          As you know, it is proposed that HCAC, Inc., a wholly-owned subsidiary of American Brands, Inc., be merged with and into Cobra Golf Incorporated (the "Company"). In order to induce you to provide exclusive consulting services to the Company for a period of five years following the effective date of the merger (the "Closing Date"), the Company agrees that, in the event the contemplated merger is consummated, the Company retains you as consultant and advisor for a period of five years following the Closing Date (the "Consulting Period").

          It is understood that the consulting and advisory services will be provided through your President, Gary E. Biszantz ("Biszantz"). Biszantz shall not be required to follow a specified work schedule and shall not be under the control of the Company, but shall be available on policy or strategic planning questions, either in person or by telephone, at his discretion, for up to a maximum of twenty (20) hours a month at such times as the Company may reasonably request during the Consulting Period. Biszantz shall not be considered an employee of the Company and shall not be eligible for the Company's employee benefits.

          As compensation for the consulting services rendered under and the agreement not to compete included in this Agreement, the Company shall pay to you a monthly fee of $550,000 divided by 12 for the Consulting Period. During the Consulting Period, the Company will pay all reasonable business and travel expenses incurred in connection with the rendering of the exclusive consulting services hereunder and will reimburse you promptly upon receipt of a satisfactory accounting therefor. In the event any such expenses that have been paid are determined by the Board of Directors of the Company not to be incurred in the ordinary course of business, you shall repay to the Company the amount of such expenses.
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          You agree, and Biszantz by signing a copy of this Agreement acknowledges and also agrees, that the consulting services being provided hereunder shall be exclusively to the Company and that you and Biszantz will not, during the consulting period hereunder, directly or indirectly, for your own accounts or for the account of others, either as an officer, director, stockholder, owner, partner, promoter, employee, consultant, adviser, agent, manager, or in any other capacity, assist or provide services to any person or entity that is in competition with the Company or its affiliates in the golf industry.

          In view of the fact that this consulting arrangement with the Company will bring you and Biszantz into close contact with many confidential affairs of the Company and its affiliates, including matters of a business nature such as information about costs, profits, technology, markets, sales, trade secrets, potential patents and other business ideas, customer lists, plans for future developments and information of any other kind not known in the golf industry generally, or industries in which other affiliates of the Company are engaged (hereinafter, collectively, "Confidential Matters"), you agree and Biszantz, by signing a copy of this agreement, acknowledges and also agrees:

            (i) to keep secret all Confidential Matters of the Company and affiliates of the Company, and not to disclose them to anyone outside of the Company or its affiliates, or otherwise use them or use your collective knowledge of them for your benefit or the benefit of Biszantz, during the five year period following the Closing Date; and

           (ii) to deliver promptly to the Company at the termination of this confidential arrangement, or at a time the Company may request, all memoranda, notices, records, reports and other documents (and all copies thereof) relating to the business of the Company or any of its subsidiaries or affiliates, including, but not limited to, Confidential Matters which you or Biszantz may then possess or have under your respective control.

          This Agreement will terminate on the fifth anniversary of the Closing Date. This Agreement supersedes your existing consulting agreement with the Company and any other prior agreement or understanding relating to your or Biszantz provision of services to the Company and all rights thereunder will terminate. This Agreement may not be modified without prior written agreement of the parties.

          This Agreement shall be governed by and construed in accordance with the laws of the State of California without

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giving effect to the principles of conflicts of laws. The parties hereto hereby consent and submit to the jurisdiction of a state or federal court located in California.

          You hereby expressly agree, and Biszantz by signing a copy of this Agreement acknowledges and also agrees, that the remedy at law for any breach of this Agreement will be inadequate and is not readily susceptible to being measured in monetary terms. Accordingly you, and Biszantz by signing a copy of this Agreement acknowledges and also agrees, that the Company will be entitled to, among other remedies, immediate injunctive relief and may obtain without bond a temporary order restraining any threatened or further breach of this Agreement. However, nothing in this paragraph shall be deemed to limit the Company's remedies at law or in equity for any breach of this Agreement.

          In the event that any party hereto reasonably retains counsel for the purpose of enforcing or preventing the breach of any provision hereof, then, if such matter is settled by judicial determination, the prevailing party shall be entitled to recover all costs and expenses incurred thereby including, but not limited to reasonable attorneys fees and costs associated with such litigation as determined by the court.

          The invalidity or unenforceability of any term of this Agreement shall not affect the validity or enforceability of any other term of the Agreement, which shall remain in full force and effect. If any provision should be deemed invalid, illegal or unenforceble because its scope is considered excessive, such provision shall be modified so that the scope of the provision is reduced only to the minimum extent necessary to render the modified provision valid. In no event, however, shall the Company be required to pay any consulting compensation under this Agreement if you do not comply with your exclusive consulting and non-compete obligation.

          If this letter sets forth correctly our agreement on the subject matter hereof, please sign and return to me the enclosed copy of this letter, and request Biszantz to acknowledge

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and agree to the terms hereof, which will then constitute our agreement on the subject.

                                     Very truly yours,

                                     COBRA GOLF INCORPORATED

                                     By /s/ David A. Schaefer
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Accepted and Agreed to
this 18th day of December, 1995

BISZANTZ CONSULTING, INC.

By /s/ Gary E. Biszantz
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Acknowledged and Agreed to
this 18th day of December, 1995

/s/ Gary E. Biszantz
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    Gary E. Biszantz

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